EXHIBIT 99.1

T 604.682.3701 Suite 900, 570 Granville Street ir@avino.com F 604.682.3600 Vancouver, BC V6C 3P1 www.avino.com

May 6, 2013	NYSE - MKT: ASM TSX-V: ASM FSE: GV6

AVINO REPORTS EARNINGS FOR FIRST QUARTER OF COMMERCIAL PRODUCTION AND RELEASES YEAR 2012 FINANCIAL RESULTS

Avino Silver and Gold Mines Ltd. (ASM: TSX.V, ASM: NYSE - MKT; “Avino” or “the Company”) is pleased to announce that is has reported earnings for its first quarter of commercial production (Q4 2012) and released its audited consolidated financial statements for the 2012 fiscal year.  (All figures in Canadian dollars unless otherwise specified.) The information in this news release should be read in conjunction with the Company's audited consolidated financial statements for the year ended December 31, 2012 and associated management discussion and analysis ("MD&A") which are available on the Company's website at www.avino.com and under the Company's profile on SEDAR at www.sedar.com.

“We are very pleased to report earnings for Q4 2012, our first quarter of commercial production at our San Gonzalo Mine. This milestone is particularly satisfying given the environment of declining metal prices and uncertainty in the current markets,” stated Malcolm Davidson, CFO. “Further, this was achieved by selling just two months of production while incurring fully three months of general and administration expenses and other items. During the transition from the exploration to production stage there were many costs that were expensed instead of capitalized, diminishing reported earnings. Now that we have completed this transition we expect the increased efficiencies will improve the profitability of our operations.”

Q4 2012 Financial and Operational Highlights *

•	Revenues reported for the quarter $2,255,376
•	Mine operating income $820,807
•	General and administrative expenses $889,152
•	Earnings before income taxes $443,981
•	Earnings for the period $176,660
•	Earnings per share – basic and diluted $0.01
•	Processed ore for Q4 2012 was 19,539 tonnes
•	Silver ounces sold for Q4 2012 was107,850
•	Gold ounces sold for Q4 2012 was 413
•	Cash cost per equivalent silver ounce was $14.22
•	Ore stockpile and concentrate inventory value at December 31, 2012 was $2,016,832

* On October 1, 2012 the Company commenced commercial production at its San Gonzolo Mine. The December 31, 2012 consolidated financial statements reflect the revenues and related cost of sales for production produced and sold for October and November 2012 only. December 2012 production is included in the balance of inventory at December 31, 2012 in accordance with the Company’s revenue recognition policy. Prior to achieving commercial production, the Company received proceeds of $3,490,581 from the sale of bulk concentrate produced from the historic Avino mine stockpiles.

These proceeds were considered incidental revenue earned by the Company while it was tuning the mill and preparing it for commercial operations and accordingly the proceeds were recorded as a reduction in exploration and evaluation assets. The method of account is consistent for exploration stage companies. Comparative periods have not been presented in this news release as the comparative information is not available nor is it relevant as the Company was in the exploration stage during the comparable quarter. The information in this news release should be read in conjunction with the Company's audited consolidated financial statements for the year ended December 31, 2012 and associated management discussion and analysis ("MD&A").

Outlook

The Company's primary focus for the 2013 fiscal year is to improve and strengthen the operational efficiency and manage costs of the San Gonzalo mine operation.

Management remains focused on the following key objectives:

1.	Maintain profitable mining operations at San Gonzalo by decreasing operating costs and improving efficiency;
2.	Increase mill throughput using the new circuit (“Circuit 2”) that went online in April 2013. See news release dated April 29, 2013;
3.	Develop the Avino mine for commercial production commencing in 2014;
4.	Continue to review and develop plans to process the oxide tailings resource from historic milling operations (PEA issued in 2012);
5.	Continue to explore regional targets on the property and consider acquisition opportunities.

Avino

Founded in 1968, Avino's mission is to create shareholder value through profitable organic growth at the historic Avino property near Durango, Mexico. We are committed to managing all business activities in an environmentally responsible and cost-effective manner while contributing to the well-being of the community in which we operate.

ON BEHALF OF THE BOARD

“Malcolm Davidson”
________________________________
Malcolm Davidson
Chief Financial Officer

Safe Harbor Statement - This news release contains "forward-looking information" and "forward-looking statements" (together, the "forward looking statements") within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995, including our belief as to the extent and timing of various studies including the PEA, and exploration results, the potential tonnage, grades and content of deposits, timing and establishment and extent of resources estimates. These forward-looking statements are made as of the date of this news release and the dates of technical reports, as applicable. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the future circumstances, outcomes or results anticipated in or implied by such forward-looking statements will occur or that plans, intentions or expectations upon which the forward-looking statements are based will occur. While we have based these forward-looking statements on our expectations about future events as at the date that such statements were prepared, the statements are not a guarantee that such future events will occur and are subject to risks, uncertainties, assumptions and other factors which could cause events or outcomes to differ materially from those expressed or implied by such forward-looking statements.

Such factors and assumptions include, among others, the effects of general economic conditions, the price of gold, silver and copper, changing foreign exchange rates and actions by government authorities, uncertainties associated with legal proceedings and negotiations and misjudgments in the course of preparing forward-looking information. In addition, there are known and unknown risk factors which could cause our actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements. Known risk factors include risks associated with project development; the need for additional financing; operational risks associated with mining and mineral processing; fluctuations in metal prices; title matters; uncertainties and risks related to carrying on business in foreign countries; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain of our officers, directors or promoters of with certain other projects; the absence of dividends; currency fluctuations; competition; dilution; the volatility of the our common share price and volume; tax consequences to U.S. investors; and other risks and uncertainties. Although we have attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. We are under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.

Cautionary Note to United States Investors - The information contained herein and incorporated by reference herein has been prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of United States securities laws. In particular, the term "resource" does not equate to the term "reserve". The Securities Exchange Commission's (the "SEC") disclosure standards normally do not permit the inclusion of information concerning "measured mineral resources", "indicated mineral resources" or "inferred mineral resources" or other descriptions of the amount of mineralization in mineral deposits that do not constitute "reserves" by SEC standards, unless such information is required to be disclosed by the law of the Company's jurisdiction of incorporation or of a jurisdiction in which its securities are traded. U.S. investors should also understand that "inferred mineral resources" have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. Disclosure of "contained ounces" is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute "reserves" by SEC standards as in place tonnage and grade without reference to unit measures.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.